SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-15579

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSA RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINE SAFETY APPLIANCES COMPANY

121 Gamma Drive

Pittsburgh, PA 15238

MSA RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

MSA Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MSA Retirement Savings Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Pittsburgh, Pennsylvania

June 19, 2009

MSA RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	December 31
	2008	2007
Investments, at fair value
Registered investment companies	$89,503	$149,899
Common collective trust	39,806	35,163
MSA common stock fund	414	609
Participant loans	—	4

Net assets available for benefits, at fair value	129,723	185,675

Adjustment from fair value to contract value for fully benefit-responsive investment contracts within the common collective trust	1,615	267

Net assets available for benefits	131,338	185,942

The accompanying notes are an integral part of these financial statements.

MSA RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	For the year ended December 31
	2008	2007
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(57,623)	$466
Interest	1,357	1,552
Dividends	3,781	12,594
Participants’ contributions	7,654	7,730
Employer contributions	3,145	3,049

	(41,686)	25,391

Distributions to participants	12,904	13,756
Administrative expenses	14	17

	12,918	13,773

Net (decrease) increase	(54,604)	11,618

Net assets available for benefits:
Beginning of year	185,942	174,324

End of year	131,338	185,942

The accompanying notes are an integral part of these financial statements.

MSA RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(Dollars in thousands)

Note 1 – Description of Plan

The description of the MSA Retirement Savings Plan (“Plan”) provided below is for general information purposes only. More complete information is included in the applicable Plan document.

The Plan is a defined contribution plan maintained by Mine Safety Appliances Company (“Company”) for eligible U.S. employees (“Participants”). Effective in 2007, the Plan provides for automatic enrollment of new Participants at a rate of 3% of the Participant’s pre-tax earnings. Participants may elect to not contribute or change their contribution rate during a 45-day election period. Participants may elect to contribute from 1% to 25% of their pre-tax earnings (highly compensated Participants limited to 8%). The Company matches 50% of each Participant’s contributions up to 8% of their pre-tax earnings. The Plan permits deferral of federal income taxes on employees’ contributions, as provided for under Section 401(k) of the Internal Revenue Code.

The Plan provides a number of investment options in registered investment companies, a common collective trust, and Company common stock. Participants may direct the investment of their account into any combination of the available investment options.

Company matching contributions vest after three years of continuous service with the Company. Each Participant’s account is credited with the Participant’s contributions and allocations of (a) the Company’s matching contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on Participant earnings or account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account. Participants or their beneficiaries are entitled to the current value of their accounts in the Plan upon death or upon termination of their employment with the Company after attainment of the vesting period.

Participants may elect to receive a distribution of their vested account balance as a single sum or in monthly installments, request a direct rollover of their vested account balance into an eligible retirement plan, or maintain their account balance in the Plan, subject to certain restrictions.

Participant loans are not permitted by the Plan. As a result of plan mergers, the Plan will occasionally hold existing participant loans through the settlement period.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time according to the provisions of ERISA. In the event of Plan termination, Participants will become fully vested in their accounts and will receive a lump sum cash payment, or some other method of payment in accordance with the Plan provisions, equal to their account balance.

The Plan is administered by a committee appointed by the Board of Directors of the Company. The committee establishes rules of procedure, interprets the provisions of the Plan and decides all questions of administration.

Fidelity Management Trust Company is the trustee of the Plan. Fidelity Investments Institutional Operations Company, Inc. provides recordkeeping services for the Plan.

Note 2 – Significant Accounting Policies

Accounting method – The financial statements of the Plan are prepared using the accrual method of accounting.

Investments – The Plan’s investments are stated at fair value and consist of various registered investment companies, a stable value common collective trust fund (Fidelity Managed Income Portfolio II) and MSA common stock. Valuation methodologies for each type of investment are discussed under the new accounting pronouncements policy below. As discussed in the following paragraphs, the Plan’s investment in the stable value common collective trust fund is presented at fair value with an adjustment to contract value. The average yield to maturity and crediting interest rate for the stable value common collective trust fund was 3.5% and 4.6% at December 31, 2008 and 2007, respectively.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

As described in FASB Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As also provided for by the FSP, fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis. The Fidelity Managed Income Portfolio II is a fully benefit-responsive investment contract.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Distributions to Participants – Distributions to Participants are recorded when paid. At December 31, 2008 and 2007, there were no unpaid benefits allocated to accounts of Participants who had elected to withdraw from the Plan.

Funding – The Plan is funded by contributions from Participants and the Company. The cost of administering the Plan is borne by the Plan. Investment management fees paid by each fund are deducted directly from dividend income.

New accounting pronouncements – On January 1, 2008, the Plan adopted FAS No. 157, Fair Value Measurements, as it relates to financial assets and liabilities that are remeasured and reported at least annually. FAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The adoption of FAS No. 157 did not have an impact on the amounts recorded in the Plan’s financial statements and there was no cumulative impact recorded upon adoption (See Note 3).

Note 3 – Fair Value Measurements

On January 1, 2008, the Plan adopted FAS No. 157 for its investments. FAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS No. 157 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FAS No. 157 are:

•	Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•

Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3—Inputs that are both significant to the fair value measurement and unobservable.

The valuation methodologies used for Plan investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy were as follows:

Registered investment companies – These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

Common collective trust – This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the share price is based on underlying investments which are primarily based on observable inputs.

MSA common stock fund – This investment is valued at the closing price of MSA common stock reported on the New York Stock Exchange, plus cash and accrued interest, and is classified within level 1 of the valuation hierarchy.

The Plan’s investments measured at fair value on a recurring basis by fair value hierarchy level were as follows:

	December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Registered investment companies	$89,503	$—	$—	$89,503
Common collective trust	—	39,806	—	39,806
MSA common stock fund	414	—	—	414

Total investments	89,917	39,806	—	129,723

Changes in the fair value of the Plan’s level 3 investments during the year ended December 31, 2008 were as follows

Participant Loans
Balance, beginning of year	$4
Purchases, sales, issuances and settlements (net)	(4)

Balance, end of year	—

Note 4 – Tax Status of the Plan

The Internal Revenue Service informed the Company by letter dated December 4, 2001, that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”), and was, therefore, not subject to tax under income tax law. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

Note 5 – Related Party Transactions

Certain Plan investments are shares of registered investment companies and a common collective trust managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee for the Plan and, therefore, these transactions are considered to be party-in-interest transactions. Fees paid by the Plan to Fidelity Management Trust Company for administrative services were $14 and $17 for the years ended December 31, 2008 and 2007, respectively.

Certain Plan investments are publicly traded common stock of the Company. During 2008, the Plan purchased 7,697 shares of Company stock at an aggregate cost of $259 and sold 2,274 shares of Company stock for total proceeds of $82. During 2007, the Plan purchased 3,881 shares of Company stock at an aggregate cost of $172 and sold 1,181 shares of Company stock for total proceeds of $52. The Plan received $13 and $8 in dividends from the Company during 2008 and 2007, respectively.

Note 6 – Forfeited Accounts

At December 31, 2008 and 2007, forfeited non-vested accounts totaling approximately $27 and $8, respectively, were included in common collective trust investment balances. These accounts are used first to reinstate previously forfeited amounts for Participants who are re-employed by the Company within five years, then to reduce Plan expenses and then to reduce future Company matching contributions. The use of forfeited non-vested accounts reduced Plan expenses by approximately $13 and $12 in 2008 and 2007, respectively.

Note 7 – Risks and Uncertainties

The Plan provides investment options in registered investment companies, a common collective trust and Company common stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 – Investments

Individual investments exceeding 5% of net assets available for benefits were as follows:

	Fair Value at December 31
	2008	2007
Fidelity Managed Income Portfolio II	$39,806	$35,163
Fidelity Contrafund	15,542	26,293
Fidelity U.S. Bond Index Fund	12,824	11,392
Fidelity Growth and Income Fund	10,842	26,240
Fidelity Diversified International Fund	10,215	22,177
Spartan U.S. Equity Index Fund	*	10,666
Fidelity Magellan Fund	*	10,024

*	These investments did not meet the 5% threshold at December 31, 2008.

The Plan’s investments (depreciated) appreciated in value, including gains and losses on investments bought and sold during the year, as follows:

	For the year ended December 31
	2008	2007
Registered investment companies	$(57,275)	$307
MSA common stock fund	(348)	159

	(57,623)	466

Note 9 – Subsequent Events

The Plan was amended, effective January 1, 2009, to include, among other things, an enhanced rate of Company matching contributions equal to 100% of the first 1% and 50% of the next 6% of a Participant’s eligible pay. Company matching contributions will not be made with respect to Participant’s contributions in excess of 7% of their eligible pay and may not exceed 4% of a Participant’s eligible pay.

The Plan was further amended, effective June 1, 2009, to suspend Company matching contributions for payroll periods commencing on or after June 7, 2009. Company matching contributions may be reinstated as of a future date to be determined at the sole discretion of the President and Chief Executive Officer of the Company.

Note 10 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007
Net assets available for benefits per the financial statements	$131,338	$185,942
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,615)	(267)

Net assets available for benefits per the Form 5500	129,723	185,675

The following is a reconciliation of the net (decrease) increase in net assets available for benefits per the financial statements to the Form 5500:

	For the year ended December 31
	2008	2007
Net (decrease) increase in net assets available for benefits per the financial statements	$(54,604)	$11,618
Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,348)	157

Net (decrease) increase in net assets available for benefits per Form 5500	(55,952)	11,775

MSA RETIREMENT SAVINGS PLAN

SCHEDULE H, LINE4i (Form 5500) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of Investment	(d) Cost	(e) Current Value
*	Allianz NFJ Small Cap Value AD	Registered Investment Company	**	$3,329
*	Artisan Mid Cap Investor	Registered Investment Company	**	1,851
*	Fidelity Contrafund	Registered Investment Company	**	15,542
*	Fidelity Diversified International Fund	Registered Investment Company	**	10,215
*	Fidelity Equity Income Fund	Registered Investment Company	**	2,615
*	Fidelity Freedom 2000	Registered Investment Company	**	710
*	Fidelity Freedom 2005	Registered Investment Company	**	2
*	Fidelity Freedom 2010	Registered Investment Company	**	4,168
*	Fidelity Freedom 2015	Registered Investment Company	**	1,385
*	Fidelity Freedom 2020	Registered Investment Company	**	3,111
*	Fidelity Freedom 2025	Registered Investment Company	**	847
*	Fidelity Freedom 2030	Registered Investment Company	**	1,565
*	Fidelity Freedom 2035	Registered Investment Company	**	202
*	Fidelity Freedom 2040	Registered Investment Company	**	881
*	Fidelity Freedom 2045	Registered Investment Company	**	132
*	Fidelity Freedom 2050	Registered Investment Company	**	112
*	Fidelity Freedom Income	Registered Investment Company	**	539
*	Fidelity Growth and Income Fund	Registered Investment Company	**	10,842
*	Fidelity Magellan Fund	Registered Investment Company	**	4,844
*	Fidelity Puritan Fund	Registered Investment Company	**	4,252
*	Fidelity U.S. Bond Index Fund	Registered Investment Company	**	12,824
*	Legg Mason Value Trust FI	Registered Investment Company	**	378
*	Lord Abbett Mid Cap Value P	Registered Investment Company	**	826
*	Spartan Extended Market Index Fund	Registered Investment Company	**	2,369
*	Spartan U.S. Equity Index Fund	Registered Investment Company	**	5,962

	Total Registered Investment Companies			89,503
*	Fidelity Managed Income Portfolio II	Common Collective Trust	**	39,806
*	MSA Common Stock Fund	Company Common Stock	**	414

	Total			129,723

*	Denotes a party-in-interest, for which a statutory exemption exists.
**	Cost omitted for Participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Savings Plan Committee has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 19, 2009	MSA RETIREMENT SAVINGS PLAN

	By:	/s/ Paul R. Uhler
Paul R. Uhler
Chairman of the Retirement Savings Plan Committee

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm dated June 19, 2009 is filed herein.